UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-A/A
(Amendment No. 2)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Sovereign Bancorp, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania (State of Incorporation or Organization)	23-2453088 (I.R.S. Employer Identification no.)

1500 Market Street Philadelphia, Pennsylvania (Address of Principal Executive Offices)	19102 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:☑	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:☐
Securities Act registration statement file number to which this form relates:
Not Applicable
(If applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Preferred Stock Purchase Rights	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
     On October 24, 2005, the Board of Directors of Sovereign Bancorp, Inc. (“Sovereign”) approved certain amendments to Sovereign’s existing Shareholder Rights Plan. As a result of such amendments, Sovereign and Mellon Investor Services LLC, as Rights Agent, have executed an Amendment to Second Amended and Restated Rights Agreement, dated as of October 24, 2005, which amends the Rights Agreement, dated September 19, 1989, as previously amended and restated. This Amendment No. 2 on Form 8-A/A amends and restates Items 1 and 2 of Sovereign’s Form 8-A/A (File No. 001-16581) filed on January 24, 2005 with respect to its Preferred Stock Purchase Rights, to reflect the amendments to Sovereign’s Shareholder Rights Plan.
Item 1. Description of Registrant’s Securities to be Registered
     On September 19, 1989, the Board of Directors of Sovereign Bancorp, Inc. (the “Company”) declared a dividend distribution of one Right for each outstanding share of the Company’s Common Stock, par value $1.00 per share (the “Common Stock”), to shareholders of record at the close of business on October 2, 1989. The Board of Directors amended the terms and conditions of the Rights on September 27, 1995, on June 21, 2001, on January 19, 2005, and on October 24, 2005. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value (the “Preferred Stock”), at a Purchase Price of $40.00, subject to adjustment. The description and terms of the Rights are set forth in the Second Amended and Restated Rights Agreement, dated January 19, 2005, as amended October 24, 2005 (collectively, the “Rights Agreement”) between the Company and Mellon Investor Services LLC, as Rights Agent.
     Initially, the Rights will be evidenced by Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, 9.9% or more of the outstanding shares of Common Stock or voting securities representing 9.9% or more of the total voting power of the Company (the “Stock Acquisition Date”) or (ii) 10 business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group acquiring 9.9% or more of such outstanding shares of Common Stock or total voting power.
     On October 24, 2005, the Board of Directors of the Company and the Rights Agent amended the provisions of the Rights Agreement to provide that the term “Acquiring Person” shall not include Banco Santander Central Hispano, S.A. (and its affiliates and associates) (collectively, “Santander”), to the extent and only to the extent that Santander acquires beneficial ownership of Common Stock in accordance with and as permitted by the terms of the Investment Agreement, dated October 24, 2005, between the Company and Santander.
     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after October 2, 1989, will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
     The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 30, 2007, unless earlier redeemed as described below. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.
     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement or determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.
     In the event that (i) a person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of the Company’s voting securities which at least a majority of the members of the Board of Directors of the Company who are not a representative or an affiliate of the Acquiring Person determines to be fair to and otherwise in the best interests of the Company and its shareholders), (ii) an Acquiring Person engages in one or more “self-dealing” transactions as defined in the Rights Agreement, (iii) the Company is the surviving corporation in a merger with an Acquiring Person, or (iv) during such time that there exists an Acquiring Person, a recapitalization or reverse stock split occurs which results in such Acquiring Person’s proportionate ownership interest being increased by more than 1% (any of the foregoing, a “Flip-in Event”), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property, or other securities of the Company) having a value (based on the lowest closing price of the Common Stock during the twelve-month period preceding the Flip-in Event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of a Flip-in Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void. Rights are not exercisable following the occurrence of a Flip-in Event, however, until such time as the Rights are no longer redeemable by the Company as set forth below.
     For example, at an exercise price of $40.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $80.00 worth of Common Stock based on the lowest closing price of the Common Stock during the twelve-month period preceding the Flip-in Event (or other consideration, as noted above) for $40.00. Assuming that the lowest closing price of the Common Stock during such period was $20.00, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $40.00.
     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer for all outstanding voting securities of the Company, which at least a majority of the members of the Board of Directors of the Company determines to be fair to and otherwise in the best interests of the Company and its shareholders, and the merger price is not less than, and the form of consideration is the same as, that paid in the tender or exchange offer) or (ii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as “Triggering Events.”
     The Purchase Price payable and the amount of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.
     At any time until ten business days following notice to the Board of Directors of the occurrence of the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, Common Stock, or other consideration deemed appropriate as determined by the Board of Directors). At any time prior to the date the Rights would otherwise become nonredeemable, a majority of the members of the Board of Directors of the Company may extend the period for redemption. The Company’s right of redemption may be reinstated if an Acquiring Person reduces such Person’s beneficial ownership to less than 9.9% of the outstanding shares of Common Stock or total voting power in a transaction or series of transactions not involving the Company and there is then no other Acquiring Person. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of the Rights will be to receive the $.001 redemption price.
     At any time after the occurrence of a Flip-in Event, the Board of Directors may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of any such person, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the equivalent value, per Right, subject to adjustment.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above, or are exchanged as provided in the preceding paragraph.
     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or an affiliate or associate of any such person), or to shorten or lengthen any time period under the Rights Agreement; however, no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.
     Copies of the Second Amended and Restated Rights Agreement, dated January 19, 2005, and Amendment to Second Amended and Restated Rights Agreement, dated October 24, 2005, have been filed with the Securities and Exchange Commission as a Exhibits 4.1 and 4.2 to the Company’s Form 8-K/A No. 4 filed on October 28, 2005. Copies of the Rights Agreement are available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the copy of the Rights Agreement included as Exhibit 4.1 and incorporated herein by reference.
Item 2. Exhibits.

3.1	Amended and Restated Articles of Incorporation of Sovereign Bancorp, Inc. (Incorporated by reference to Exhibit 3.1 of Sovereign Bancorp’s Registration Statement No. 333-117621 on Form S-8).

3.2	Bylaws of Sovereign Bancorp, Inc., as amended and restated as of June 24, 2004. (Incorporated by reference to Exhibit 3.2 to Sovereign Bancorp’s Registration Statement No. 333-117621 on Form S-8).

4.1	Second Amended and Restated Rights Agreement (the “Rights Agreement”), dated as of January 19, 2005, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated by reference to Exhibit 4.1 of Sovereign Bancorp’s Form 8-K/A No. 3 filed January 24, 2005).

4.2	Amendment to the Rights Agreement (the “Amendment”), dated as of October 24, 2005, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated by reference to Exhibit 4.2 of Sovereign Bancorp’s Form 8-K/A No. 4 filed October 28, 2005).

4.3	Form of Rights Certificate (Incorporated herein by reference to Exhibit B to the Amendment). Pursuant to the Rights Agreement and the Amendment, Rights will not be distributed until after the Distribution Date (as defined in the Rights Agreement).

4.4	Form of Certificate of Common Stock (Incorporated by reference to Exhibit 4.3 of Sovereign Bancorp’s Form 8-A/A No. 1 filed January 24, 2005).
SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SOVEREIGN BANCORP, INC. (Registrant)
Date: October 28, 2005	By /s/ Thomas R. Brugger
Thomas R. Brugger
Treasurer

EXHIBIT INDEX

3.1	Amended and Restated Articles of Incorporation of Sovereign Bancorp, Inc. (Incorporated by reference to Exhibit 3.1 of Sovereign Bancorp’s Registration Statement No. 333-117621 on Form S-8).

3.2	Bylaws of Sovereign Bancorp, Inc., as amended and restated as of June 24, 2004. (Incorporated by reference to Exhibit 3.2 to Sovereign Bancorp’s Registration Statement No. 333-117621 on Form S-8).

4.1	Second Amended and Restated Rights Agreement (the “Rights Agreement”), dated as of January 19, 2005, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated by reference to Exhibit 4.1 of Sovereign Bancorp’s Form 8-K/A No. 3 filed January 24, 2005).

4.2	Amendment to the Rights Agreement (the “Amendment”), dated as of October 24, 2005, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated by reference to Exhibit 4.2 of Sovereign Bancorp’s Form 8-K/A No. 4 filed October 28, 2005).

4.3	Form of Rights Certificate (Incorporated herein by reference to Exhibit B to the Amendment). Pursuant to the Rights Agreement and the Amendment, Rights will not be distributed until after the Distribution Date (as defined in the Rights Agreement).

4.4	Form of Certificate of Common Stock (Incorporated by reference to Exhibit 4.3 of Sovereign Bancorp’s Form 8-A/A No. 1 filed January 24, 2005).